UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 8, 2016

Commission File Number: 001-37773

Merus N.V.

(Exact Name of Registrant as Specified in Its Charter)

Padualaan 8 (postvak 133)

3584 CH Utrecht, the Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 8, 2016, Merus N.V. (the “Company”) issued a press release (the “Press Release”) announcing the Company’s financial results for the three month period ended June 30, 2016.

The unaudited financial statements of the Company for the three month period ended June 30, 2016 are furnished herewith as Exhibit 99.1 to this Report on Form 6-K, and the Press Release is furnished herewith as Exhibit 99.2 to this Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: August 8, 2016	By:	/s/ Ton Logtenberg
		Name:	Ton Logtenberg
		Title:	Chief Executive Officer

	By:	/s/ Shelley Margetson
		Name:	Shelley Margetson
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited financial statements for Merus N.V. for the three month period ended June 30, 2016.

99.2	Press Release of Merus N.V., dated August 8, 2016.